Filed by Bunge Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Corn Products International, Inc.

Commission File No.: 001-13397

Second Quarter 2008 Earnings Conference Call July 24, 2008

2 Forward-Looking Statements Today’s presentation includes forward-looking statements that reflect Bunge’s current views with respect to future events, financial performance and industry conditions. These forward-looking statements are subject to various risks and uncertainties. Bunge has provided additional information in its reports on file with the SEC concerning factors that could cause actual results to differ materially from those contained in this presentation, and encourages you to review these factors.

3 Bunge Limited Results Overview Strong Q2 results • Bunge team performed well in a volatile, high priced market • Current environment requires more investment in working capital, effective risk management and integrated global network of operations Long-term trends that drive global demand growth remain steady • World’s population is increasing • Living standards in developing economies continue to improve Increasing world demand will require greater supplies of crops and smooth global trade • Being global and integrated with broad product and service offering will be essential Bunge’s role is to improve the global agribusiness and food production chain • Providing the logistics network which links regions of production & consumption • Processing products efficiently and safely to reduce delivered cost of food Invested billions of dollars since IPO to be able to fulfill this role • Benefiting today from these investments • Still have more to do

4 Bunge – Corn Products Combination Complementary Global Operations Corn Products & Bunge Bunge Corn Products Approximately 32,000 employees in 40 countries Corporate Headquarters

5 Bunge – Corn Products Combination Highly Complementary Value Chain • Improved supply chain and risk management • New food ingredients • Fermentation & enzyme technologies • Combined product innovation • Enhanced sales & distribution Origination Logistics Risk Management Corn (Dry Milling) Corn (Wet Milling) Oilseeds & Grains Sugar & Biofuels Fertilizer Distribution to Customers Innovation

6 Bunge Limited Results Quarter Ended June 30 28% $7.56 $1,040 $1,520 67,281 2008 25% $1.35 $182 $302 65,153 2007 NA 460% 471% 403% 3% %-^ NA 25% 28% Effective Tax Rate (2) 319% $1.30 $5.45 Earnings per Share 347% $168 $751 Net Income 331% $250 $1,078 Total Segment EBIT (1) 2% 35,441 36,318 Volume (000 mt) %-^ 2007 2008 Quarter Ended June 30, Six Months Ended June 30, $ in millions excl. volume & EPS (1) Total segment EBIT is a non-GAAP financial measure. A reconciliation to the most directly comparable GAAP measure is included elsewhere in this presentation.

7 Segment Results Quarter Ended June 30 $ in millions 1% (1)% 3% %-^ EBIT Volumes 97% $36 $71 2,396 2,412 Food Products (1) 454% $71 $393 3,045 3,000 Fertilizer 329% $143 $614 30,000 30,906 Agribusiness %-^ 2007 2008 2007 2008 (1) Includes edible oil products and milling products segments.

8 Bunge Limited Balance Sheet Summary (1) Current assets (excluding cash and cash equivalents and marketable securities) less Current liabilities (excluding short term debt and current portion of long term debt). (2) 12 month rolling average $7,945 $4,547 49.6 $3,358 $5,924 $5,810 Dec. 31, 2007 53.4 48.8 Cash Cycle Days (2) $3,227 $5,332 • Readily Marketable Inventories $6,148 $9,475 Shareholders’ Equity $4,599 $5,746 Total Debt $4,839 $8,792 - Inventories $5,307 $8,098 Operating Working Capital (1) June 30, 2007 June 30, 2008 $ in millions

9 Bunge Limited Managing the Growth of the Business 50 150 250 350 450 550 650 2001 2002 2003 2004 2005 2006 2007 2008 Index 2001 base year = 100 Annual average of monthly data Gross Debt Shareholders’ Equity Net Sales Operating Working Capital As of 6/30

10 Quarter Ended June 30, Six Months Ended June 30, Bunge Limited Cash Flow Summary $(776) $(483) $(594) $(130) Cash Flow from Operations $(210) $(372) $(126) $(224) Capital Expenditures $(1,045) $(1,692) $(820) $(1,059) Working Capital Changes $269 $1,209 $226 $929 Funds from Operations (before working capital changes) 2007 2008 2007 2008 $ in millions

11 Bunge Limited Financial Liquidity – Committed Credit Facilities Actions to be taken: • Roll-over $1 billion, 364-day, revolving credit facility maturing in Nov-2008 • Refinance $500 million Notes maturing in Dec-2008 as of 6/30/2008 Total Amount Amount $ in millions Maturities availability outstanding available Commercial Paper 2012 $600 $67 $525 Revolving Credit Facilities 2008-2011 $3,100 $1,750 $1,350 Total $3,700 $1,817 $1,875

12 Bunge Limited 2008 Outlook Market fundamentals remain solid • Large harvests expected in U.S. and Europe • Acreage must expand in South America to supply global market • Fertilizer fundamentals should remain strong • Food products showing improvement Though not without challenges • Strong Brazilian real and higher crop input costs continue to pressure farm economics • Higher raw material costs could pressure margins in fertilizer and edible oils • High agricultural commodity prices could start to slow demand growth for proteins and vegetable oils • Government policy changes can disrupt trade flows Increasing full year earning guidance from $9.35 to $9.65 per share to $11.60 to $11.90 per share (1) (1) Based on 138 million shares outstanding, which includes assumed dilution relating to Bunge’s convertible preference shares.

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14 Below is a reconciliation of total segment EBIT to net income: Backup: Non-GAAP Reconciliation (1) Includes other amounts not directly attributable to Bunge’s operating segments. $168 2 28 (70) (79) 37 $250 2007 $751 – 46 (337) (90) 54 $1,078 2008 $182 $1,040 Net income – – Other (1) 37 60 Minority interest share of interest and tax (76) (454) Income tax (149) (188) Interest expense 68 102 Interest income $302 $1,520 Total segment EBIT 2007 2008 ($ in millions) (1) Includes other amounts not directly attributable to Bunge’s segments. Quarter Ended June 30, Six Months Ended June 30,

15 Backup: Non-GAAP Reconciliation Notes Total segment earnings before interest and tax Total segment earnings before interest and tax (“EBIT”) is Bunge’s consolidated net income that excludes interest income and expense and income tax attributable to each segment. Total segment EBIT is a non-GAAP financial measure and is not intended to replace net income, the most directly comparable GAAP financial measure. Total segment EBIT is an operating performance measure used by Bunge’s management to evaluate its segments’ operating activities. Bunge believes EBIT is a useful measure of its segments’ operating profitability, since the measure reflects equity in earnings of affiliates and minority interest and excludes income taxes. Income taxes are excluded as management believes they are not material to the operating performance of its segments. Interest income and expense have become less meaningful to the segments’ operating activities as Bunge is financing more of its working capital with equity rather than debt. In addition, EBIT is a financial measure that is widely used by analysts and investors in Bunge’s industries. Total segment EBIT is not a measure of consolidated operating results under U.S. GAAP and should not be considered as an alternative to net income or any other measure of consolidated operating results under U.S. GAAP.

16 Below is a reconciliation of total long-term and short-term debt to net financial debt and to net financial debt less readily marketable inventories: Backup: Non-GAAP Reconciliation June 30, 2008 ($ in millions) Short-term debt $1,426 Long-term debt, including current portion 4,320 Total debt (1) 5,746 Less: Cash and cash equivalents (1) 1,100 Marketable securities 40 Net financial debt 4,606 Less: Readily marketable inventories 5,332 Net financial debt less readily marketable inventories $(726) December 31, 2007 June 30, 2007 $590 3,957 4,547 981 5 3,561 3,358 $203 $833 3,766 4,599 466 15 4,118 3,227 $891 (1) Includes total debt of $16 million, $26 million and $54 million and cash and cash equivalents of $688 million, $449 million and $229 million as of June 30, 2008, December 31, 2007 and June 30, 2007, respectively, relating to Fosfertil.

17 Backup: Non-GAAP Reconciliation Notes Net Financial Debt Net financial debt is the sum of short-term debt, current maturities of long-term debt and long-term debt, less cash and cash equivalents and marketable securities. Net financial debt is presented because management believes it represents a meaningful measure of Bunge’s leverage capacity and solvency. Net financial debt is not a measure of solvency under U.S. GAAP and should not be considered as an alternative to total debt as a measure of solvency. Net financial debt less readily marketable inventories (RMI), or net financial debt less RMI, is the sum of short-term debt, current maturities of long-term debt and long-term debt, less cash and cash equivalents, marketable securities and readily marketable inventories. Net financial debt less RMI is presented because management believes it represents a more complete picture of Bunge’s leverage capacity and solvency since it adjusts for readily marketable inventories. Readily marketable inventories are agricultural inventories that are readily convertible to cash because of their commodity characteristics, widely available markets and international pricing mechanisms. Net financial debt less RMI is not a measure of leverage capacity and solvency under U.S. GAAP and should not be considered as an alternative to total debt as a measure of solvency.

18 Additional Information On June 21, 2008, Bunge and Corn Products International, Inc. (Corn Products) entered into a merger agreement pursuant to which Bunge will acquire Corn Products. This material is not a substitute for the joint proxy statement/prospectus and any other documents Bunge and Corn Products intend to file with the SEC in connection with the proposed merger. Investors and securityholders are urged to carefully read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be, and other documents filed or to be filed by Bunge and Corn Products with the SEC are or will be, available free of charge at the SEC’s web site (www.sec.gov), by accessing Bunge’s website at www.bunge.com under the tab “About Bunge” and then under the heading “Investor Information” and from Bunge by directing a request to Bunge Limited, 50 Main Street, White Plains, NY 10606, Attention: Investor Relations, and by accessing Corn Products’ website at www.cornproducts.com under the tab “Investors” and then under the heading “Financial Reports” and then under the heading “SEC Filings” and from Corn Products by directing a request to Corn Products International, Inc., 5 Westbrook Corporate Center Westchester, IL 60154, Attention: Investor Relations. Neither Bunge nor Corn Products is currently engaged in a solicitation of proxies from the securityholders of Bunge or Corn Products in connection with the proposed merger. If a proxy solicitation commences, Bunge, Corn Products and their respective directors, executive officers and other employees may be deemed to be participants in such solicitation. Information about Bunge’s directors and executive officers is available in Bunge’s proxy statement, dated April 16, 2008, for its 2008 annual meeting of shareholders and in Bunge’s most recent filing on Form 10-K. Information about Corn Products’ directors and executive officers is available in Corn Products’ proxy statement, dated April 4, 2008, for its 2008 annual meeting of stockholders and in Corn Products’ most recent filing on Form 10-K. Additional information about the interests of potential participants will be included in the joint proxy statement/prospectus when it becomes available.